                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATIONS OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                            REPTRON ELECTRONIC, INC.
               ---------------------------------------------------
                             13700 REPTRON BOULEVARD
                              TAMPA, FLORIDA 33626
               ---------------------------------------------------


           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED



             TITLE OF CLASS                              AMOUNT
          --------------------                        ------------
7.0% Senior Secured Notes due 2009                     $30,000,000
(increasing to 8.0% on the second
 anniversary of date of issuance)

Approximate date of issuance:               On the Initial Distribution Date
                                            (as defined in Reptron
                                            Electronics Inc.'s Plan of
                                            Reorganization Under Chapter 11
                                            of the Bankruptcy Code)

Name and address of agent for service:      Paul J. Plante
                                            President
                                            Reptron Electronics, Inc.
                                            13700 Reptron Boulevard
                                            Tampa, Florida  33626

1.    GENERAL INFORMATION.  Furnish the following as to the applicant:

      A.    Form of organization:
            A corporation

      B.    State or other sovereign power under the laws of which organized:
            Florida

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

      Reptron Electronics, Inc. (the "Company"), proposes to issue its 7% Senior Secured Notes Due 2009 (increasing to 8% on the second anniversary of the date of issuance) (the "New Notes") pursuant to Debtor's Modified Second Amended Plan of Reorganization dated January 14, 2004 (as filed and as it has been and may be supplemented, modified or amended from time to time, the "Plan of Reorganization" or the "Plan"). Pursuant to the Plan of Reorganization, and as each of the following capitalized terms is defined in the Plan, each holder of an Allowed Class 4 General Unsecured Claim as of the Distribution Record Date shall receive on account of its Allowed Claim its Pro-Rata Share of the New Notes and 95% of the New Issued Common Stock. The remaining 5% of the New Issued Common Stock shall be issued to the holders of old common stock as of the Initial Distribution Date. The Plan provides for the establishment of a Disputed General Unsecured Claims Reserve for Class 4 General Unsecured Claims that are Disputed Claims as of the Initial Distribution Date and requires, among other requirements, that the Company place in the Disputed General Unsecured Claims Reserve an amount of New Notes and New Issued Common Stock equal to the aggregate amount of New Notes and New Issued Common Stock that such Disputed Class 4 General Unsecured Claims would be entitled to receive under the Plan, if such Disputed Class 4 General Unsecured Claims were to be Allowed in their Disputed Claims amounts.

      The Company filed with the United States Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court") a First Amended Disclosure Statement For Second Amended Plan of Reorganization of Reptron Electronics, Inc. dated December 17, 2003 (the "Disclosure Statement") that was distributed to, among others, holders of Class 4 General Unsecured Claims (as defined in the Plan) for the purpose of soliciting their votes for the acceptance or rejection of the Plan. At a hearing held on December 17, 2003, the Bankruptcy Court approved the Disclosure Statement as containing adequate information in accordance with Section 1125 of the Bankruptcy Code. The Bankruptcy Court's Order (I) Approving Disclosure Statement; (II) Setting Hearing to Consider Confirmation of the Plan; (III) Setting Hearing on Fee Applications; (IV) Setting Various Deadlines; and (V) Describing Plan Proponent's Obligations was entered on December 17, 2003. Pursuant to that Order, a hearing to consider confirmation of the Plan of Reorganization was scheduled for January 14, 2004. Following the hearing on confirmation of the Plan of Reorganization, held on January 14, 2004, an Order confirming the Plan, was entered by the Bankruptcy Court on January 14, 2004.

      The New Notes are to be issued under an indenture (the "Indenture") to be entered into by the Company, as Issuer, and HSBC Bank USA, as Trustee. The Indenture will be consistent with the form of New Indenture (as defined in the Plan) filed with the Bankruptcy Court on Exhibit F to the Plan.

      The Company believes that the issuance of the New Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 3(a)(7) of the Securities Act and Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 3(a)(7) of the Securities Act exempts from the registration requirements of the Securities Act securities issued by a debtor in possession in a case under Chapter 11 of the Bankruptcy Code with the approval of the Bankruptcy Court. Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the New Notes contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                             AS OF January 14, 2004:

      (a) Section 5 of this Application sets forth the names and addresses of those shareholders known by the Company to own 10% or more of the Company's voting securities as of January 14, 2004.

      (b) Section 4 of this Application sets forth the names and addresses of the directors and executive officers of the Company who, by virtue of holding such positions, may be considered to "control" the Company, and are therefore deemed to be "affiliates" of the Company.

      (c) The Company does not own directly or indirectly voting securities of any other entity.

                              AS OF EFFECTIVE DATE:

      Information regarding the directors and executive officers of the Company as of the Effective Date is set forth in Section 4, and information regarding those shareholders expected to hold 10% or more of the Company's voting securities as of the Effective Date is set forth in Section 5. Except as described in such Sections, it is not anticipated that the Company's affiliations will change as of the Effective Date.

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

      Except as otherwise noted below, the address for each director and executive officer listed below is 13700 Reptron Boulevard, Tampa, Florida 33626.

                             AS OF January 14, 2004

Name                                 Office
----                                 ------
Michael L. Musto                     Chief Executive Officer and Director

Paul J. Plante                       President, Chief Operating Officer, Acting
                                     Chief Financial Officer and Director

Bonnie Fena                          President - Reptron Manufacturing Services

Vincent Addonisio                    Director

Leigh A. Lane                        Director

Bertram Miner                        Director

                              AS OF EFFECTIVE DATE

Pursuant to the Plan of Reorganization, on the Effective Date, the Board of Directors of the Company will consist of Messrs. Musto and Plante and four new members. The names and addresses of the four new directors are set forth below.

Name                                 Office
---------                            -------------
Michael L. Musto                      Director
c/o Reptron Electronic, Inc.
13700 Reptron Boulevard
Tampa, Florida 33626

Paul J. Plante                        President, Chief Operating Officer, Acting
c/o Reptron Electronic, Inc.          Chief Financial Officer and Director
13700 Reptron Boulevard
Tampa, Florida 33626

Bonnie Fena                           Senior Vice President
c/o Reptron Electronic, Inc.
13700 Reptron Boulevard
Tampa, Florida 33626

Hal Purkey                            Director
Horus Investments, LLC
208 S. LaSalle Street - Suite 705
Chicago, Illinois 60604

Steven Scheiwe                        Director
Ontrac Advisors, Inc.
2211 Silver Peak Place
Encinitas, CA 92024

Neil Subin                            Director
Aspen Advisors LLC
152 West 57th Street - 46th Floor
New York, New York 10019

Mark Holliday                         Director
Camden Asset Management, L.P.
2049 Century Park East
Suite 330
Los Angeles, California 90067

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                             AS OF January 14, 2004

      The Company only has common stock issued and outstanding. The following table sets forth certain information, as of January 14, 2004, as to each person known by the Company to own ten percent or more of the Company's outstanding voting securities.

                                                            Percentage of
                                                            Voting
Name and Complete           Title of                        Securities
Mailing Address             Class Owned     Amount Owned    Owned
----------------------      --------------  --------------  -----------------
Michael L. Musto            Common Stock    2,145,742       33.4%
                            par value $.01
                            per share

                              AS OF EFFECTIVE DATE:

      As of the Effective Date, the holders of Allowed Class 4 General Unsecured Claims will own 95% of the outstanding New Issued Common Stock of the reorganized Company, less the number of shares of New Issued Common Stock held in the Disputed General Unsecured Claims Reserve, if any. As of such date, the New Issued Common Stock will be the only outstanding voting securities of the reorganized Company. The following table sets forth certain information, as of the Effective Date, as to each person expected by the Company to own 10% or more of the New Issued Common Stock.

      Based upon present information, the Company expects Michael L. Musto to own approximately 11% of the New Issued Common Stock as of the Effective Date.

      A number of parties may actively trade in Claims during the Chapter 11 Case. It is possible that certain of these parties may beneficially acquire more than 10% of the New Issued Common Stock following distributions under the Plan.

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

      A. No person within the three-year period prior to the date hereof has acted as an "underwriter" (as such term is defined under the Trust Indenture Act of 1939, as amended) of any of the Company's currently issued and outstanding securities.

      B.    No person will act as underwriter of the New Notes.

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

                             AS OF January 14, 2004

      Title of Class            Amount Authorized         Amount Outstanding
     ----------------        ------------------------  -------------------------
Common Stock                        50,000,000                 6,417,196
Par Value $.01 per share
                                    15,000,000                     0
Preferred Stock
Par Value $.10 per share

                              AS OF EFFECTIVE DATE:

      Title of Class            Amount Authorized         Amount Outstanding
     ----------------        ------------------------  -------------------------
Common Stock                        50,000,000                 5,000,000
Par Value $.01 per share

Preferred Stock                     10,000,000                     0
Par Value $.01 per share

7.0% Senior Secured Notes           30,000,000               $30,000,000*
due 2009

..............................

* Includes New Notes held for Class 4 General Unsecured Claims in a Disputed General Unsecured Claims Reserve.

      (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

      Each share of old common stock is, and after the Effective Date each share of New Issued Common Stock will be, entitled to one vote.

      Holders of the New Notes will not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.(1)


                   A. EVENTS OF DEFAULT AND NOTICE OF DEFAULT.

      The following are Events of Default under the Indenture:

            (1) the Company defaults in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

            (2) the Company (i) defaults in the payment of the principal of any Note when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, or


----------------
1 All capitalized terms used in this Item 8 shall have the same meanings, unless otherwise defined, as that provided in the New Note Indenture.

            (ii) fails to redeem or purchase Notes when required pursuant to the Indenture or the Notes;

      (3) the Company fails to comply with Section 5.1 of the Indenture (When the Company May Merge or Transfer Assets);

      (4) the Company fails to comply with Section 4.02 (SEC Reports), 4.03 (Limitation on Additional Consolidated Debt), 4.04 (Limitations on Restricted Payments), 4.05 (Limitations on Restrictions on Dividends Affecting Subsidiaries), 4.06 (Asset Dispositions), 4.07 (Transaction with Affiliates), 4.08 (Change of Control), 4.09 (Compliance Certificate), 4.10 (Sale/Leaseback Transactions), 4.11 (Limitation on Additional Liens), 4.12 (Business Activities), 4.13 (Limitation on Sale of Stock of Subsidiaries) or 4.14 (Limitation on Lines) of the Indenture (other than a failure to purchase Notes when required under Section 4.7 or 4.10 of the Indenture) and such failure continues for 30 days after the notice specified below;

      (5) the Company fails to comply with any of its agreements in the Notes or the Indenture (other than those referred to in clause (1), (2), (3) or (4) above) and such failure continues for 60 days after the notice specified below;

      (6) Debt of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $5 million and continues for 10 days after the notice specified below;

      (7) any Company or any Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

            (A) commences a voluntary case;

            (B) consents to the entry of an order for relief against it in an involuntary case;

            (C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

            (D) makes a general assignment for the benefit of its creditors; or takes any comparable action under any foreign laws relating to insolvency;

      (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

            (A) is for relief against the Company or any Restricted Subsidiary in an involuntary case;

            (B) appoints a Custodian of the Company or any Restricted Subsidiary or for any substantial part of its property; or

            (C) orders the winding up or liquidation of the Company or any Restricted Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

      (9) any judgment or decree for the payment of money in excess of $10 million, or its foreign currency equivalent at the time is entered against the Company or any Restricted Subsidiary, remains outstanding for a period of 60 days following the entry of such judgment or decree and is not discharged, waived or the execution thereof stayed within 10 days after the notice specified below; or

      (10) a Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee and continues for 10 days after the notice specified below.

      The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

      The term "Bankruptcy Law" means Title 11 of the United States Code, or any similar Federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

      A Default under clauses (5), (6), or (10) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

      The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default under clause (5), (6) or (10) above and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (5), (6) or (10) above, its status and what action the Company is taking or propose to take with respect thereto.

      If an Event of Default (other than an Event of Default specified in clause
(7) or (8) above with respect to the Company) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Notes by notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in clauses (7) or (8) above with respect to the Company occurs, the principal of and interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the Notes by notice to the Trustee may rescind an acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree, (iii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration and (iii) if, solely in the case of an Event of Default arising from the nonpayment of principal or interest on the Notes, the Company has paid to the Trustee all amounts due and owing to the Trustee under Section 7.07 of the Indenture (Compensation and Indemnity of the Trustee). No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        B. AUTHENTICATION AND DELIVERY OF NOTES; APPLICATION OF PROCEEDS.

            A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

            The Trustee shall authenticate and deliver Notes for original issue upon a written order of the Company signed by one Officer of the Company for up to the aggregate principal amount set forth in Section 2.01 of the Indenture (Amount of Notes). The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in
      Section 2.08 of the Indenture (Replacement Notes).

            The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes. Any such appointment shall be evidenced by an instrument signed by a Trust Officer, a copy of which to be furnished to the Company. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

            The Notes are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

            The Notes outstanding at any time are all Notes authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in the Global Note effected by the Trustee in accordance with the provisions of the Indenture and those described in Section 2.09 of the Indenture (Outstanding Notes) as not outstanding. Except as provided in Section 12.06 of the Indenture (When Notes Disregarded), a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

            There will be no proceeds from the issuance of the Notes.

                            C. RELEASE OF COLLATERAL.

            The Notes and the Indenture will be subject to the terms and conditions of that certain Intercreditor and Subordination Agreement (attached to this Application as Exhibit T3C-2 to be entered into by and among Reptron Electronics, Inc., Congress Financial Corporation (Florida), as the senior agent on behalf of the Senior Lenders (as defined in the Intercreditor and Subordination Agreement), and HSBC Bank USA, as the trustee under the Indenture and collateral agent under the Noteholder Collateral Documents (as defined in the Intercreditor and Subordination Agreement).

            Subject to the three succeeding paragraphs below, Collateral may be released from the lien and security interest created by the Security Documents (attached to this Application as Exhibits T3C-3, T3C-4, T3C-5 and T3C-6) at any time or from time to time in accordance with the provisions of the Security Documents or as provided by the Indenture. Whether prior to or after the Discharge of First Lien Obligations, upon the request of the Company pursuant to an Officers' Certificate certifying that all conditions precedent hereunder have been met and without the consent of any Holder, the Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

            (a) if such asset is sold, transferred, leased or otherwise disposed of in a transaction that is permitted or not prohibited by (a) the "asset sale" covenant of the Credit Agreement and (b) Section 4.06 of the Indenture (Limitation on Sales of Assets and Subsidiary Stock);

            (b) to enable the Company or any Guarantor to consummate any sale, lease, conveyance or other disposition of any assets or rights permitted or not prohibited under Section 4.06 of the Indenture;

            (c) in respect of assets to the extent they are subject to a Permitted Lien;

            (d) if all of the stock of any Subsidiary of the Company that is pledged to the Collateral Agent is released or if any Subsidiary that is a Note Guarantor is released from its Note Guarantee (in each case, in accordance with the terms of this Indenture and the Security Documents), such Subsidiary's assets will also be released; or

            pursuant to an amendment, waiver or supplement in accordance with
      Article IX of the Indenture (Collateral and Security).

            No Collateral may be released from the Lien and security interest created by the Security Documents pursuant to the provisions of the Security Documents unless the Officers' Certificate required by Section
      10.03 of the Indenture (Release of Collateral) has been delivered to the Collateral Agent.

            Except as otherwise provided for in the Intercreditor Agreement, any time when an Event of Default shall have occurred and be continuing and the maturity of the Notes shall have been accelerated (whether by declaration or otherwise) and the Trustee has delivered notice of the acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or of the Security Documents shall be effective as against the Holders.

            The release of any Collateral from the terms of the Security Documents will not be deemed to impair the security under the Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the Security Documents. At all times after qualification of the Indenture under the TIA, to the extent applicable, the Company shall cause TIA Section 313(b), relating to reports, and TIA Section 314(d) relating to the release of property or securities from the Lien of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien of the Security Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by Officers of the Company, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

                 D. SATISFACTION AND DISCHARGE OF THE INDENTURE.

            (a) When (i) the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to Section 2.08 of the Indenture (Replacement of Notes)) for cancellation or (ii) all outstanding Notes have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption pursuant to Article III of the Indenture (Redemption) and the Company irrevocably deposits with the Trustee funds or U.S. Government Obligations sufficient, or a combination thereof sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which delivery will only be required if U.S. Government Obligations have been so deposited) to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date (other than Notes replaced pursuant to Section 2.08 of the Indenture), and if in either case the Company pays all other sums payable hereunder by the Company, then the Indenture shall, subject to Section 8.01(c) thereof, cease to be of further effect. The Trustee shall acknowledge satisfaction and discharge of the Indenture on demand of the Company accompanied by an Officers, Certificate and an opinion of Counsel and at the cost and expense of the Company.

            (b) Subject to Sections 8.01(c) and 8.02 of the Indenture (Conditions to Defeasance), the Company at any time may terminate (i) all its obligations under the Notes and the Indenture ("legal defeasance option") or (ii) its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.10, 4.11, 4.12, 4.13 or 4.14 of the Indenture and the
      operation of Sections 5.01(a)(iii), 6.01(d), 6.01(e), 6.01(f) (with respect to Restricted Subsidiaries only), 6.01(g) (with respect to Restricted Subsidiaries only) and 6.01(h) ("covenant defeasance option") of the Indenture. The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. In the event that the Company terminates all of its obligations under the Notes and the Indenture by exercising its legal defeasance option, the obligations under the Note Guarantees will each be terminated simultaneously with the termination of such obligations.

            If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in Sections 6.01(d), 6.01(e), 6.01(f) (with respect to Restricted Subsidiaries only), 6.01(g) (with respect to Restricted Subsidiaries only) and 6.1(h) of the Indenture or because of the failure of the Company to comply with Section 5.1(a)(iii) thereof.

            Upon satisfaction of the conditions set forth herein the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

            (c) Notwithstanding clauses (a) and (b) above, the Company's obligations in Sections 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 7.07 and 7.08
      and Article VIII of the Indenture shall survive until the Notes have been paid in full. Thereafter, the Company's obligations in Sections 7.07, 804 and 8.05 shall survive.

            The Company may exercise its legal defeasance option or its covenant defeasance option only if:

            1. the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations, or a combination thereof, for the payment of principal of and interest on the Notes to maturity or redemption, as the case may be;

            2. the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the Notes to maturity or redemption, as the case may be;

            3. 91 days pass after the deposit is made and during the 91-day period no Default specified in Sections 6.01(f) or (g) with respect to the Company occurs which is continuing at the end of the period;

            4. the deposit does not constitute a default under any other agreement binding on the Company;

            5. the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

            6. in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

            7. in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

            8. the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by Article VIII of the Indenture have been complied with.

            Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Notes at a future date in accordance with Article III of the Indenture.

            The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Article VIII of the Indenture. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with the Indenture to the payment of principal of, premium, if any, and interest on the Notes.

            The Trustee and the Paying Agent shall promptly turn over to the Company upon written request any money or U.S. Government Obligations held by either of them as provided in Article VIII of the Indenture which, in the written opinion of a nationally recognized firm of independent public accountants delivered to the Trustee (which opinion shall be required if U.S. Government Obligations have been so deposited), are in excess of the amount thereof which would be required to be deposited to effect an equivalent discharge or defeasance in accordance with Article VIII of the Indenture. Subject to any abandoned property law, the Trustee and the Paying Agent will pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter. Holders entitled to the money must look to the Company for payment as general creditors.

            If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Article VIII of the Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under the Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Article VIII of the Indenture until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Article VIII of the Indenture; provided, however, that, if the Company has made any payment of interest on or principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the

      Holders of such Notes to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

            E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS.

            The Company shall deliver to the Trustee within 90 days after the end of each fiscal year of the Company an Officers' Certificate, one of the signers of which shall be the principal executive, principal financial or principal accounting officer of the Company, stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or propose to take with respect thereto. The Company also shall comply with TIA ss.314(a)(4).

      9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

      The Company is the only obligor under the Indenture governing the New
Notes.

      10. CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for qualification comprises:

            (i) Pages number 1 to 17, consecutively.2

            (ii) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

            (iii) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee (all of which have been previously filed).


Exhibit T3A-1      Existing Articles of Incorporation of the Company.  The
                   Articles of Incorporation will be amended and restated in connection with the reorganization.


--------------------
2 Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

Exhibit T3A-2      Form of Amended and Restated Certificate of
                   Incorporation of the reorganized Company to be in effect simultaneously with the Effective Date.

Exhibit T3B-1      Existing Bylaws of the Company.  The Bylaws will be amended and restated in connection with the reorganization.

Exhibit T3B-2      Form of Amended and Restated Bylaws to be in effect
                   simultaneously with the Effective Date.

Exhibit T3C-1      Form of Indenture to be entered into between the
                   Company, as Issuer, and HSBC Bank USA, as Trustee, with respect to the 7.0% Senior Secured Notes due 2009.

Exhibit T3C-2      Form of Intercreditor Agreement and Subordination Agreement

Exhibit T3C-3      Form of Security Agreement

Exhibit T3C-4      Form of Mortgage, Future Advance, Assignment of Leases and
                   Rents, Security Agreement and Fixture Filing (Florida)

Exhibit T3C-5      Form of Mortgage, Future Advance, Assignment of Leases and
                   Rents, Security Agreement and Fixture Filing (Michigan)

Exhibit T3C-6      Form of Collateral Assignment of Contract for Deed
                   (Minnesota)

Exhibit T3D        Order Confirming Debtor's Second Amended Plan of
                   Reorganization Under Chapter 11 of the Bankruptcy Code

Exhibit T3E-1      Modified Second Amended Plan of Reorganization dated
                   January 14, 2004 (without exhibits).

Exhibit T3E-2      First Amended Disclosure Statement dated December 17,
                   2000 (without exhibits).

Exhibit T3F        Cross reference sheet showing the location in the
                   indenture of the provisions inserted therein pursuant to
                   Section 310 through 318(a), inclusive, of the Trust Indenture
                   Act of 1939 (included in Exhibit T3C).

Exhibit 99         Statement of Eligibility on Form T-1

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, REPTRON ELECTRONICS, INC., a corporation qualified and existing under the laws of Florida (the "applicant"), has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Tampa, and State of Florida, on the 27th day of January, 2004.

                                    REPTRON ELECTRONICS, INC.



                                    By: /s/ Paul J. Plante
                                       ______________________________________
                                            Paul J. Plante
                                            President, Chief Operating Officer
                                            And Acting Chief Financial Officer


Attest: William A. Byrd
       _________________

Name:   William A. Byrd
       _________________

Title:  Manager of Financial Reporting
       _______________________________


                                 END OF DOCUMENT


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